Exhibit 99.1

The following are excerpts from the transcript of NCR Corporation’s third quarter 2018 earnings call, which was conducted after market close on October 30, 2018:

Michael Dale Hayford – NCR Corp. – President and CEO:

Last week, we announced our entry into payments via the pending acquisition of JetPay.

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And as we demonstrated by the JetPay acquisition, we will implement a targeted M&A program that expands our market, diversifies our revenue streams and strengthen our solutions offering. I will speak to each of our recent acquisitions on slide 5.

Last week, we announced a definitive agreement to acquire JetPay, which will expand NCR’s offering into the high value payment space and allow us to monetize transactions via payment. JetPay is a provider of end-to-end payment processing. This acquisition will give NCR powerful new products to sell as the provider of the end-to-end, integrated point of sale and payments platform. NCR will be able to use JetPay’s innovative payments platform to deliver turnkey, highly integrated point of sale and payment bundles to our customers.

JetPay provides us entry into payment processing, while also accelerating our growth driving recurring revenue streams and shifting the mix to more software and services, consistent with our strategy. It also enhances the value proposition we bring to our customers, again, consistent with our priorities, through specialization, simplicity and bundled functionality. The purchase price of roughly $184 million represents 2.9 times revenue and is expected to be accretive with EPS within 12 months of closing.

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We are excited about the additions of JetPay and Zipscene, and believe they are consistent with our strategic mandate to expand our recurring revenues, shift the mix to software and services and bring high-quality solutions to market, take better care of our customers by helping enable their success.

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In addition, the acquisitions of JetPay and Zipscene will expand markets for NCR and our solutions, improve our software and services revenue mix, and also help drive higher recurring revenues.

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Daniel L. Kurnos – The Benchmark Co. LLC – Analyst:

Great. Thanks. Good afternoon. Mike, maybe just on the sort of the POS landscape a little bit. With the acquisition of JetPay, certainly, you guys are not the first to bundle point-of-sale and software and we’re even starting to see some of – in restaurant and a little bit to hospitality, some of the delivery or your third-party guys leading with the tablets first, which I know is not your solution, more of a square solution.

But we’re seeing massive consolidation in that space. And I’m just wondering sort of with JetPay, if it was more of a defensive, we need to do this to make sure that we can maintain our value in the chain or how you see sort of the landscape evolving with further consolidation? And furthermore, if you are seeing any uptick on the checkout side with the clone versus an actual POS solution?

Michael Dale Hayford – NCR Corp. – President and CEO:

Yeah. I mean, I’ll start with your first question in terms of the strategic importance or what triggered our action. I would not characterize that as a defensive move. I can tell you when I started talking to the board and came on in late April, early May of this year, the conversations I had with our directors, conversations I had with our management team literally day one is why aren’t we taking advantage of initiating payment and processing the payment through the end of the merchant. So, we literally started in May looking for how we can monetize the transactions that we start, not just with our POS, but also with some of our gateway products that we have.

I do agree the market’s consolidating. I think the merchant acquirers, who are not as sticky as the people that own the enterprise software with the merchants, with the retailers, with the restaurants, probably have a more defensive imperative to go out and grab what we have on the front end, because it’s really hard to move the POS enterprise software systems that we have in play. It’s much easier to shift the acquiring payments. So, I think we have a very good starting point. We have – still have work to do to attach the back-end payment, but that’s going to be part of the strategy going forward.

I think the new entrants and how they bundle, whether it’s, obviously, the – in a lot of the industry benefits of brick-and-mortars are shifting and trying to participate in the digital side. The fact that you can order with your mobile, pay with your mobile. We’re going to be participating in all those aspects. I don’t think the numbers yet are dramatic, but that’s an important initiative for us to make sure that we can take the point-of-sales transaction, take the payment there, we can take the payment on a mobile device when people order or when people pick up. So, they’ll be following those trends as well. And again, we feel pretty good about where we’re positioned in that whole food chain of providing services to the retailers.

Daniel L. Kurnos – The Benchmark Co. LLC – Analyst:

Got it. And last one from me, just on the M&A front. I know sort of strategic M&A continues to remain a focal point, but if you can kind of just parse out your expected uses of cash, how big – how aggressive you remain on the M&A front versus, obviously, with the shares trading where they are and understanding that you have some limitations on buyback, continuing to buy back the stock.

Michael Dale Hayford – NCR Corp. – President and CEO:

Yeah. I think we’ve been – I’ll take them, just in at last the six months since I’ve been here that, for us to be able to shift our company and shift the mix, we’ve got to use some of the capital to go out and do targeted M&A and do deals like we did with JetPay and Zipscene this quarter.

Andre J. Fernandez – NCR Corp. – EVP and Chief Financial Officer:

Yeah. Dan, as I think about the free cash flow usage, so if you just take the midpoint of the $250 million to $300 million range that we gave you, so take $275 million, we repurchased $210 million of stock already this year, so that’s even twice the amount of the dilution. So, $210 million. We announced we’ll spend about $184 million on JetPay. So, that’s about $119 million, $120 million use of free cash flow, so additional debt that we’ll have this year. So, I think you saw in the charts we ended the third quarter about 2.8 times. We generate a lot of that cash in the fourth quarter, so probably 2.7 times at year-end.

And then if you add the pension in, which is not in the 2.7 times, you’re probably up to 3.5 times. So, that’s about where we want to be. And I think we had – we held back on the additional share repurchase this quarter just given a number of factors; JetPay was happening, we were announcing a restructuring, we had lower earnings and, obviously, we wanted to conserve cash.

Matt J. Summerville – D. A. Davidson & Co. – Analyst:

Thanks. Couple of questions. First, can you provide a little incremental color on the retail, hospitality, and sort of include self-checkout in there. Those sides of the businesses and the degradation you’re seeing in the top line, how much of that is; one, comparisons; two, NCR self-inflicted, we’ll call it, execution versus what’s actually happening in the market? If you can dissect that, that would be helpful.

Michael Dale Hayford – NCR Corp. – President and CEO:

Yeah. It is probably a little bit all of the above. We obviously have a little bit of self-inflicting we talked about in the past, kind of mentioned some product cycles. We talked about the ACATs going all the way back to, we put those in place early second quarter. And those were areas like SCO, there’s OPTIC device which is a convenience gas station; Emerald, which is focused on retailers. We didn’t get the products to the market fast enough. That clearly hurt us in 2018. Those products are up in pilot. We’re having success getting referenceable clients. So, we’ll get those out to our salespeople here in the fourth quarter, start building some momentum into next year. So, that clearly hurt us.

I think the market – I think we still feel pretty good about where we are positioned in the market hospitality with the restaurant and Aloha product, with the market share, we think it’s a great opportunity to cross-sell, upsell into that base. Add and extend products around the core that we have, which is really the enterprise software that they run a restaurant with, and then clearly connect payments with JetPay, process a payment.

Operator:

And that does conclude the question-and-answer session. At this time, I’ll turn the conference back over to Mr. Mike Hayford for any additional or closing remarks.

Michael Dale Hayford – NCR Corp. – President and CEO:

Let me just start by thanking everyone for joining us today on our third quarter earnings call. To close, I want to make a couple of points.

First, we’ve made some great progress addressing our execution challenges and positioning NCR to return to growth. However, we do recognize there is more work to be done. Second, the acquisitions of JetPay and Zipscene are exciting opportunities for NCR. They are indicative of our targeted M&A strategy to acquire solutions that we can leverage with our existing product portfolio, our existing sales distribution and drive software and services revenue. And lastly, I feel confident that we will be getting back on track and positioned for growth heading into 2019.

Notice to Investors

The tender offer for the outstanding common and preferred stock of JetPay has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of JetPay.

The solicitation and offer to buy common stock and preferred stock of JetPay will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, NCR’s acquisition subsidiary, Orwell Acquisition Corporation, will file a tender offer statement on Schedule TO with the SEC, and JetPay will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.

Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that JetPay files with the SEC at the SEC’s website at www.sec.gov, or free of charge from JetPay at www.jetpay.com.